Via Edgar and Facsimile

April 13, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:	Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2010 - File No. 001-00644

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter received on March 30, 2011 regarding our most recently filed Annual Report on Form 10-K, as indicated above. For your convenience, each of your comments is repeated below followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

1.	General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response

In our responses below, we have provided sample disclosures in response to the Staff’s comments, which are based on disclosures contained in our most recently filed Annual Report on Form 10-K. For ease of reference we have identified the revisions to prior disclosures by underlining additions and reflecting any deletions in strikethrough text. As noted in our response to each comment below, we will include these revisions in our future filings, including our interim filings.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

To the extent that you present worldwide or segment organic sales and/or the related percentage changes, these measures should be reconciled to U.S. GAAP amounts and percentage changes. Please revise your Non-GAAP Financial Measures disclosures on page 21, or elsewhere in the filing to include these reconciliations and the related disclosures required by Item 10(e) of Regulation S-K to the extent they are not already provided.

Response

We confirm that, to the extent our future filings include worldwide or segment organic sales and/or the related percentage change, we will revise our Non-GAAP Financial Measures disclosure in such future filings to include a table reconciling organic sales growth to Net sales growth. Set forth below, for illustrative purposes only, is sample revised disclosure.

Non-GAAP Financial Measures

Net sales growth, both worldwide and in relevant geographic divisions, is discussed in this Annual Report on Form 10-K both on a GAAP basis and excluding divestments (non-GAAP). Management believes this non-GAAP financial measure provides useful supplemental information to investors as it allows comparisons of Net sales growth from ongoing operations. This Annual Report on Form 10-K also discusses organic sales growth (Net sales growth excluding the impact of foreign exchange, acquisitions and divestments) (non-GAAP). Management believes this measure provides investors with useful supplemental information regarding the Company’s underlying sales trends by presenting sales growth excluding the external factor of foreign exchange, as well as the impact of acquisitions and divestments.

The following table provides a quantitative reconciliation of organic sales growth to Net sales growth for the years ended December 31, 2010 and 2009.

		Foreign	Acquisitions and
	Organic	Exchange	Divestments
Year ended December 31, 2010	Sales Growth	Impact	Impact	Net Sales Growth
Oral, Personal and Home Care
North America	1.0%	1.0%	0.0%	2.0%
Latin America	7.5%	(9.0%)	0.0%	(1.5%)
Europe/South Pacific	(1.0%)	(0.5%)	0.0%	(1.5%)
Greater Asia/Africa	9.0%	4.0%	0.0%	13.0%
Total Oral, Personal and Home Care	4.0%	(2.0%)	0.0%	2.0%
Pet Nutrition	(3.5%)	1.0%	0.0%	(2.5%)
Total Company	3.0%	(1.5%)	0.0%	1.5%

		Foreign	Acquisitions and
Year ended December 31, 2009	Organic	Exchange	Divestments
Oral, Personal and Home Care	Sales Growth	Impact	Impact	Net Sales Growth
North America	4.0%	(0.5%)	0.0%	3.5%
Latin America	16.5%	(11.0%)	0.0%	5.5%
Europe/South Pacific	0.5%	(8.5%)	(0.5%)	(8.5%)
Greater Asia/Africa	8.0%	(8.0%)	0.0%	0.0%
Total Oral, Personal and Home Care	8.0%	(7.5%)	(0.5%)	0.0%
Pet Nutrition	1.0%	(1.5%)	0.0%	(0.5%)
Total Company	6.5%	(6.5%)	0.0%	0.0%

3.	Gross Profit, page 16

Please revise your discussion of consolidated gross profit and each segment’s operating profit to provide a more robust discussion and analysis of the reasons for changes in results between periods, with separate quantification where possible for each factor that resulted in the changes between periods.

Response

We confirm that in our future filings we will provide a more robust discussion and analysis of the reasons for changes in results between periods for consolidated gross profit and each segment’s operating profit, with separate quantification where possible for each factor that resulted in material changes between periods. Set forth below, for illustrative purposes only, are sample revised disclosures for Gross Profit and North America segment Operating profit.

Gross Profit

Worldwide gross profit margin was 59.1% in 2010, 58.8% in 2009 and 56.3% in 2008. The gross profit margin increase of 30 basis points in 2010 was primarily due to a continued focus on cost-saving initiatives (170 basis points), partially offset by rising commodity costs (140 basis points) and negative foreign exchange.

Segment Results

North America

Operating profit in North America increased 5% to $884 million in 2010, primarily due to sales growth and cost-saving initiatives, partially offset by increased promotional investments. Operating profit increased 90 bps as a percentage of Net sales. Contributing to this increase were decreases in non-variable overhead expenses (50 bps) and Advertising expenses (40 bps). In 2009, Operating profit in North America increased 22% to $843 million due to sales growth, cost-saving initiatives and lower raw and packaging material costs.

4.	Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 42

Please revise to disclose the line item(s) that include depreciation and amortization expense. If your cost of sales does not include an allocation of depreciation and amortization, please also consider the guidance in SAB Topic 11:B.

Response

We note our cost of sales includes an allocation of depreciation; however, it does not include an allocation of amortization. Amortization expense is included in Other (income) expense, net, which is included in Operating profit. We confirm that in future filings, we will disclose the line items that include depreciation and amortization expense. Set forth below, for illustrative purposes only, is sample revised disclosure.

Summary of Significant Accounting Policies

Property, Plant and Equipment

Land, buildings and machinery and equipment are stated at cost. Depreciation is provided, primarily using the straight-line method, over estimated useful lives ranging from 3 to 15 years for machinery and equipment and up to 40 years for buildings. Depreciation attributable to manufacturing operations is included in Cost of sales. The remaining component of depreciation is included in Selling, general and administrative expenses.

Goodwill and Other Intangibles

Goodwill and indefinite life intangible assets, such as the Company’s global brands, are subject to impairment tests at least annually. These tests were performed and did not result in an impairment charge. Other intangible assets with finite lives, such as trademarks, local brands and non-compete agreements, are amortized over their useful lives, ranging from 5 to 40 years. Amortization expense related to intangible assets is included in Other (income) expense, net, which is included in Operating profit.

5.	Note 13 – Commitments and Contingencies, page 66

Your disclosures on page 69 indicate that it is possible your cash flows and results of operations in a particular quarter or year could be materially affected by the impact of contingencies involving Brazilian, European Competition and ERISA matters. Please revise to disclose whether you have determined the likelihood of incurring losses in connection with each of these contingencies to be probable, reasonably possible or remote. For any of the matters where you have determined the likelihood of incurring losses is reasonable possible, please revise to disclose one of the following:

Quantify the amount of range of reasonably possible losses in excess of any amounts accrued;

Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or

Indicate that the amount cannot be estimated.

We note that several of these matters have been ongoing for several years. Therefore, to the extent that the likelihood of incurring a loss is reasonably possible but you believe the amount cannot be estimated, please supplementally provide us with a comprehensive explanation as to why the amount cannot be estimated.

Response

With respect to the Staff’s comment regarding disclosure of whether we have determined the likelihood of incurring losses in connection with each of the disclosed matters, we have assessed, and continue to assess, the likelihood of a loss and our ability to reasonably estimate the amount of loss in accordance with GAAP. If the Staff is requesting us to disclose that determination for each matter, we respectfully submit that we do not believe that such disclosure is required by the Accounting Standards Codification (ASC). For those loss contingencies where a determination has been made that disclosure is required, ASC 450-20-50 requires disclosure of “the nature of the contingency.” Specifically, paragraph 3 of ASC 450-20-50 cites examples illustrating the application of these disclosure requirements. While the text of the standard and its illustrative examples indicate that the contingencies note should disclose the nature of the contingency, none of them requires that a registrant specify whether a loss is probable, reasonably possible or remote. For each of the disclosed matters, the Company’s Commitments and Contingencies disclosure includes a description of the factual basis underlying the loss contingency, the nature of the claim, the procedural posture, the relief sought and the background, as applicable. As a result, we believe we have satisfied the requirements of ASC 450-

20-50 to disclose the nature of the contingency without stating our assessment of each matter’s likelihood of loss.

With respect to the Staff’s comment about disclosure regarding each of the disclosed matters for which we have determined that the likelihood of incurring losses is at least reasonably possible, we confirm that in future filings we will either:

  disclose the amount or range of reasonably possible losses in excess of any amounts accrued;

  indicate that the amount or range of reasonably possible losses in excess of any amounts accrued is not material to our financial statements; or

  indicate that the amount or range of losses cannot be estimated.

Set forth below, for illustrative purposes only, is sample revised disclosure based on our most recently filed Annual Report on Form 10-K.

As a global company serving consumers in more than 200 countries and territories, the Company is routinely subject to a wide range of legal proceedings. These include disputes relating to intellectual property, contracts, product liability, advertising, foreign exchange controls, antitrust and trade regulation, as well as labor and employment, environmental and tax matters.

Management proactively reviews and monitors the Company’s exposure to, and the impact of, environmental matters. The Company is party to various environmental matters and, as such, may be responsible for all or a portion of the cleanup, restoration and post-closure monitoring of several sites.

As a matter of course, the Company is regularly audited by the IRS and other tax authorities around the world in countries where it conducts business. In this regard, the IRS has completed its examination of the Company’s federal income tax returns through 2005. The amount of additional tax involved as a result of the assessments arising from IRS examination did not have a material impact on the financial position, results of operations or cash flows of the Company. Estimated incremental tax payments related to potential disallowances for subsequent periods are not expected to be material.

The Company establishes accruals for loss contingencies when it has determined that a loss is probable and that the amount of loss, or range of loss, can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changes in circumstances.

The Company also determines estimates of reasonably possible losses or ranges of reasonably possible losses in excess of related accrued liabilities, if any, when it has determined that a loss is reasonably possible and it is able to determine such estimates. For those matters disclosed below, the Company currently estimates that the aggregate range of reasonably possible losses in excess of any accrued liabilities is $0 to $XXX million. The estimates included in this amount are based on the Company’s analysis of currently available information; and as new information is obtained, these estimates may change. Due to the inherent subjectivity of the assessments and the unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to the Company from the matters in question. Thus, the Company’s exposure and ultimate losses may be higher or lower, and possibly significantly so, than the amounts accrued or the range disclosed above.

Based on current knowledge, management does not believe that the ultimate resolution of loss contingencies arising from the matters discussed herein will have a material effect on the Company’s consolidated financial position or its ongoing results of operations or cash flows. However, in light of the inherent uncertainties noted above, an adverse outcome in one or more of these matters could be material to the Company’s results of operations or cash flows for any particular quarter or year.

Brazilian Matters

In 2001, the Central Bank of Brazil sought to impose a substantial fine on the Company’s Brazilian subsidiary (approximately $157 million at the current exchange rate) based on alleged foreign exchange violations in connection with the financing of the Company’s 1995 acquisition of the Kolynos oral care business from Wyeth (formerly American Home Products) (the Seller), as described in the Company’s Form 8-K dated January 10, 1995. The Company appealed the imposition of the fine to the Brazilian Monetary System Appeals Council (the Council), and on January 30, 2007, the Council decided the appeal in the Company’s favor, dismissing the fine entirely. However, certain tax and civil proceedings that began as a result of this Central Bank matter are still outstanding as described below.

The Brazilian internal revenue authority has disallowed interest deductions and foreign exchange losses taken by the Company’s Brazilian subsidiary for certain years in connection with the financing of the Kolynos acquisition. The tax assessments with interest, at the current exchange rate, approximate $123 million. The Company has been disputing the disallowances by appealing the assessments within the internal revenue authority’s appellate process with the following results to date:

  In June 2005, the First Board of Taxpayers ruled in the Company’s favor and allowed all of the previously claimed deductions for 1996 through 1998. In March 2007, the First Board of Taxpayers ruled in the Company’s favor and allowed all of the previously claimed deductions for 1999 through 2001. The tax authorities appealed these decisions to the next administrative level.

  In August 2009, the First Taxpayers’ Council (the next and final administrative level of appeal) overruled the decisions of the First Board of Taxpayers, upholding the majority of the assessments, disallowing a portion of the assessments and remanding a portion of the assessments for further consideration by the First Board of Taxpayers.

The Company has filed a motion for reconsideration with the First Taxpayers’ Council and further appeals are available within the Brazilian federal courts. The Company intends to challenge these assessments vigorously. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel and other advisors, that the disallowances are without merit and that the Company should ultimately prevail on appeal, if necessary, in the Brazilian federal courts.

In 2002, the Brazilian Federal Public Attorney filed a civil action against the federal government of Brazil, Laboratorios Wyeth-Whitehall Ltda. (the Brazilian subsidiary of the Seller) and the Company, as represented by its Brazilian subsidiary, seeking to annul an April 2000 decision by the Brazilian Board of Tax Appeals that found in favor of the Seller’s Brazilian subsidiary on the issue of whether it had incurred taxable capital gains as a result of the divestiture of Kolynos. The action seeks to make the Company’s Brazilian subsidiary jointly and severally liable for any tax due from the Seller’s Brazilian subsidiary. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the Company should ultimately prevail in this action. The Company intends to challenge this action vigorously.

In December 2005, the Brazilian internal revenue authority issued to the Company’s Brazilian subsidiary a tax assessment with interest and penalties of approximately $73 million, at the current exchange rate, based on a claim that certain purchases of U.S. Treasury bills by the subsidiary and their subsequent disposition during the period 2000 to 2001 were subject to a tax on foreign exchange transactions. The Company is disputing the assessment within the internal revenue authority’s administrative appeals process. In October 2007, the Second Board of Taxpayers, which has jurisdiction over these matters, ruled in favor of the internal revenue authority. In January 2008, the Company appealed this decision to the next administrative level. Although there can be no assurances, management believes, based on the advice of its Brazilian legal counsel, that the tax assessment is without merit and that the Company should prevail on appeal either at the administrative level or, if necessary, in the Brazilian federal courts. The Company intends to challenge this assessment vigorously.

European Competition Matters

Since February 2006, the Company has learned that investigations relating to potential competition law violations involving the Company’s subsidiaries had been commenced by governmental authorities in the European Union (EU), Belgium, France, Germany, Greece, Italy, The Netherlands, Romania, Spain, Switzerland and the United Kingdom (UK). The Company understands that many of these investigations also involve other consumer goods companies and/or retail customers.

While several of the investigations are ongoing, there have been the following results to date:

  In February 2008, the federal competition authority in Germany imposed fines on four of the Company’s competitors, but the Company was not fined due to its cooperation with the German authorities.

  In November 2009, the United Kingdom Office of Fair Trading informed the Company that it was no longer pursuing its investigation of the Company.

  In December 2009, the Swiss competition law authority imposed a fine of $5 million on the Company’s GABA subsidiary for alleged violations of restrictions on parallel imports into Switzerland. The Company is appealing the fine in the Swiss courts.

  In January 2010, the Spanish competition law authority found that four suppliers of shower gel had entered into an agreement regarding product down- sizing, for which Colgate’s Spanish subsidiary was fined $3 million. The Company is appealing the fine in the Spanish courts.

  In December 2010, the Italian competition law authority found that 16 consumer goods companies, including the Company’s Italian subsidiary, exchanged competitively sensitive information in the cosmetics sector, for which the Company’s Italian subsidiary was fined $3 million. The Company is appealing the fine in the Italian courts.

  While the investigations of the Company’s Romanian subsidiary by the Romanian competition authority have been closed since May 2009, a complainant has petitioned the court to reopen one of the investigations.

Currently, formal claims of violations, or statements of objections, are pending against the Company as follows:

  The French competition authority alleges agreements on pricing and promotion of heavy duty detergents among four consumer goods companies, including the Company’s French subsidiary.

  The French competition authority alleges violations of competition law by three pet food producers, including the Company’s Hill’s France subsidiary, focusing on exclusivity arrangements.

  The Dutch competition authority alleges that six companies, including the Company’s Dutch subsidiary, engaged in concerted practices and exchanged sensitive information in the cosmetics sector.

  The German competition authority alleges in an investigation related to the one resolved in February 2008 that 17 branded goods companies, including the Company’s German subsidiary, exchanged sensitive information related to the German market.

The Company has responded, or will have an opportunity to respond, to each of these formal claims of violations. Investigations are ongoing in the EU, Belgium, France and Greece, but no formal claims of violations have been filed in these jurisdictions except in France as noted above.

The Company’s policy is to comply with antitrust and competition laws and, if a violation of any such laws is found, to take appropriate remedial action and to cooperate fully with any related governmental inquiry. The Company has undertaken a comprehensive review of its selling practices and related competition law compliance in Europe and elsewhere and, where the Company has identified a lack of compliance, it has undertaken remedial action.

Competition and antitrust law investigations often continue for several years and can result in substantial fines for violations that are found. Such fines, depending on the gravity and duration of the infringement as well as the value of the sales involved, have amounted, in some cases, to hundreds of millions of dollars. While the Company cannot predict the final financial impact of these competition law issues as these matters may change, the Company evaluates developments in these matters quarterly, and accrues losses as and when appropriate.

ERISA Matters

In October 2007, a putative class action claiming that certain aspects of the cash balance portion of the Colgate-Palmolive Company Employees’ Retirement Income Plan (the Plan) do not comply with the Employee Retirement Income Security Act was filed against the Plan and the Company in the United States District Court for the Southern District of New York. Specifically, Proesel, et al. v. Colgate-Palmolive Company Employees’ Retirement Income Plan, et al. alleges improper calculation of lump sum distributions, age discrimination and failure to satisfy minimum accrual requirements, thereby resulting in the underpayment of benefits to Plan participants. Two other putative class actions filed earlier in 2007, Abelman, et al. v. Colgate-Palmolive Company Employees’ Retirement Income Plan, et al., in the United States District Court for the Southern District of Ohio, and Caufield v. Colgate-Palmolive Company Employees’ Retirement Income Plan, in the United States District Court for the Southern District of Indiana, both alleging improper calculation of lump sum distributions and, in the case of Abelman, claims for failure to satisfy minimum accrual requirements, were transferred to the Southern District of New York and consolidated with Proesel into one action, In re Colgate-Palmolive ERISA Litigation. The complaint in the consolidated action alleges improper calculation of lump sum distributions and failure to satisfy minimum accrual requirements, but does not include a claim for age discrimination. The relief sought includes recalculation of benefits in unspecified amounts, pre- and post-judgment interest, injunctive relief and attorneys’ fees. This action has not been certified as a class action as yet. The parties are in discussions via non-binding mediation to determine whether the action can be settled. The Company and the Plan intend to contest this action vigorously should the parties be unable to reach a settlement.

~~While it is possible that the Company’s cash flows and results f operations in a particular quarter or year could be materially affected by the impact of the above-noted contingencies, it is the opinion of management that these matters will not have a material impact on the Company’s financial position, ongoing results of operations or cash flows.~~

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey

Dennis J. Hickey
Chief Financial Officer

cc:	Ian Cook, President and Chief Executive Officer

Victoria Dolan Vice President and Corporate Controller

Lisa Etheredge, U.S. Securities and Exchange Commission, Staff Accountant